ISSUED ON BEHALF OF RELX PLC

Director/ PDMR Shareholdings

Following the completion of the transactions set out in this announcement:

(a)	the current interests of Erik Engstrom, Chief Executive Officer, in the shares of RELX PLC are as follows:

1,029,503 RELX PLC Ordinary Shares (1,017,615 RELX PLC Ordinary Shares held before these transactions); and

(b)	the current interests of Nick Luff, Chief Financial Officer, in the shares of RELX PLC are as follows:

276,898 RELX PLC Ordinary Shares (271,316 RELX PLC Ordinary Shares held before these transactions).

RELX PLC

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Erik Engstrom
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction

Grant of a conditional award over Ordinary Shares under the RELX Group plc Long Term Incentive Plan 2013.  There is no price payable on the grant or vesting of the award. Vesting is subject to the achievement of performance conditions over a three-year period.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	308,702

d)	Aggregated information

	- Aggregated volume	308,702

	- Price	Nil

e)	Date of the transaction	2021-02-15
f)	Place of the transaction	Outside of a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction	Award of deferred Ordinary Shares under the 2020 Annual Incentive Plan. There is no price payable on the award or release of the deferred Ordinary Shares.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	29,498

d)	Aggregated information

	- Aggregated volume	29,498

	- Price	Nil

e)	Date of the transaction	2021-02-15
f)	Place of the transaction	Outside of a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction	Ordinary Shares acquired following vesting of conditional share awards under the RELX Group plc Long Term Incentive Plan 2013 ('LTIP Awards')
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	21,467

d)	Aggregated information

	- Aggregated volume	21,467

	- Price	Nil

e)	Date of the transaction	2021-02-12
f)	Place of the transaction	Outside of a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction

Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of LTIP Awards.  The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee Benefit Trust in off-market transactions at a price of £18.66 per Ordinary Share, being the mid-market closing price on the London Stock Exchange on the date of sale.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£18.66	4,801

d)	Aggregated information

	- Aggregated volume	4,801

	- Price	£18.66

e)	Date of the transaction	2021-02-12
f)	Place of the transaction	Outside of a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction

Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of LTIP Awards.  The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee Benefit Trust in off-market transactions at a price of €21.335 per Ordinary Share, being the mid-market closing price on the Euronext Amsterdam Stock Exchange on the date of sale.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		€21.335	4,778

d)	Aggregated information

	- Aggregated volume	4,778

	- Price	€21.335

e)	Date of the transaction	2021-02-12
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nick Luff
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC

b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction

Grant of a conditional award over Ordinary Shares under the RELX Group plc Long Term Incentive Plan 2013.  There is no price payable on the grant or vesting of the award. Vesting is subject to the achievement of performance conditions over a three-year period.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	151,487

d)	Aggregated information

	- Aggregated volume	151,487

	- Price	Nil

e)	Date of the transaction	2021-02-15
f)	Place of the transaction	Outside of a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction	Award of deferred Ordinary Shares under the 2020 Annual Incentive Plan. There is no price payable on the award or release of the deferred Ordinary Shares.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	17,370

d)	Aggregated information

	- Aggregated volume - Price	17,370 Nil
e)	Date of the transaction	2021-02-15
f)	Place of the transaction	Outside of a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction	Ordinary Shares acquired following vesting of conditional share awards under the RELX Group plc Long Term Incentive Plan 2013 ('LTIP Awards')
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	10,534

d)	Aggregated information

	- Aggregated volume	10,534

	- Price	Nil

e)	Date of the transaction	2021-02-12
f)	Place of the transaction	Outside of a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction

Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of LTIP Awards.  The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee Benefit Trust in off-market transactions at a price of £ 18.66 per Ordinary Share, being the mid-market closing price on the London Stock Exchange on the date of sale.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£18.66	2,482

d)	Aggregated information

	- Aggregated volume	2,482

	- Price	£18.66

e)	Date of the transaction	2021-02-12
f)	Place of the transaction	Outside of a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction

Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of LTIP Awards.  The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee Benefit Trust in off-market transactions at a price of €21.335 per Ordinary Share, being the mid-market closing price on the Euronext Amsterdam Stock Exchange on the date of sale.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		€21.335	2,470

d)	Aggregated information

	- Aggregated volume	2,470

	- Price	€21.335

e)	Date of the transaction	2021-02-12
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Henry Udow
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction

Grant of a conditional award over Ordinary Shares under the RELX Group plc Long Term Incentive Plan 2013.  There is no price payable on the grant or vesting of the award. Vesting is subject to the achievement of performance conditions over a three-year period.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	75,293

d)	Aggregated information

	- Aggregated volume	75,293

	- Price	Nil

e)	Date of the transaction	2021-02-15
f)	Place of the transaction	Outside of a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction	Award of deferred Ordinary Shares under the 2020 Annual Incentive Plan. There is no price payable on the award or release of the deferred Ordinary Shares.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	13,062

d)	Aggregated information

	- Aggregated volume	13,062

	- Price	Nil

e)	Date of the transaction	2021-02-15
f)	Place of the transaction	Outside of a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction	Ordinary Shares acquired following vesting of conditional share awards under the RELX Group plc Long Term Incentive Plan 2013 ('LTIP Awards')
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	5,235

d)	Aggregated information

	- Aggregated volume	5,235

	- Price	Nil

e)	Date of the transaction	2021-02-12
f)	Place of the transaction	Outside of a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction

Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of LTIP Awards.  The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee Benefit Trust in off-market transactions at a price of £18.66 per Ordinary Share, being the mid-market closing price on the London Stock Exchange on the date of sale.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£18.66	1,234

d)	Aggregated information

	- Aggregated volume	1,234

	- Price	£18.66

e)	Date of the transaction	2021-02-12
f)	Place of the transaction	Outside of a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction

Sale of Ordinary Shares to meet personal tax and social security obligations arising from vesting of LTIP Awards.  The Ordinary Shares sold to meet these obligations were sold to the RELX Group Employee Benefit Trust in off-market transactions at a price of €21.335 per Ordinary Share, being the mid-market closing price on the Euronext Amsterdam Stock Exchange on the date of sale.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		€21.335	1,228

d)	Aggregated information

	- Aggregated volume	1,228

	- Price	€21.335

e)	Date of the transaction	2021-02-12
f)	Place of the transaction	Outside of a trading venue